SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )

________________________

Steel Partners Holdings L.P.
(Name of Subject Company)

________________________

Steel Partners Holdings L.P.
(Names of Filing Persons - Offeror)

________________________

Common Units, No Par Value
(Title of Class of Securities)

________________________

85814R107
(CUSIP Number of Class of Securities)
________________________

James F. McCabe, Jr.
Chief Financial Officer
590 Madison Avenue, 32nd Floor,
New York, New York 10022
(212) 520-2300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower, 65 East 55th Street
New York, New York 10022
(212) 451-2300
________________________

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)
$49,000,000	$6,312

(1)           The transaction value is estimated only for purposes of calculating the filing fee.  The transaction value was calculated assuming that $49,000,000 in value of common units, no par value, of Steel Partners Holdings L.P. will be purchased at the maximum tender offer price of $17.50 per unit.

(2)           The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $128.80 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by Steel Partners Holdings L.P., a Delaware limited partnership (the “Company”) to purchase up to $49 million in value of its common units, no par value, at a price not less than $16.50 nor greater than $17.50 per unit, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated March 25, 2014 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.  The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.  Unless otherwise indicated, all references to “units” are to the Company’s common units, no par value.

Item 1.	SUMMARY TERM SHEET

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION

(a)
The name of the subject company and issuer is Steel Partners Holdings L.P., a Delaware limited partnership.  The address of the Company’s principal executive office is 590 Madison Avenue, 32nd Floor, New York, New York 10022, and its telephone number is (212) 520-2300.

(b)
The information set forth in the Offer to Purchase under “Summary Term Sheet”, “The Offer, Section 1, General Terms of the Offer”, and  “The Offer, Section 2, Number of Units; Proration” is incorporated herein by reference.  As of March 21, 2014, the Company had issued and outstanding approximately 30,792,809 of its units.

(c)
Information about the trading market and price of the units and dividends is set forth under ‘‘The Offer, Section 8, Price Range of Units and Unitholders’’ of the Offer to Purchase and is incorporated herein by reference.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)
The Company is the filing person and the subject company.   The Company’s general partner is Steel Partners Holdings GP Inc. (the “General Partner”).  The names of the executive officers and directors of the General Partner are as follows:

Name	Position with the General Partner

Warren G. Lichtenstein	Executive Chairman
Jack L. Howard	President, Director
James F. McCabe, Jr.	Chief Financial Officer
Leonard J. McGill	Senior Vice President, General Counsel, and Secretary
Anthony Bergamo	Director
John P. McNiff	Director
Joseph L. Mullen	Director
General Richard I. Neal	Director
Allan R. Tessler	Director

The address and telephone number of the Company, its General Partner, and each of the executive officers and directors of the General Partner is 590 Madison Avenue, 32nd Floor, New York, New York 10022, telephone number (212) 520-2300.  The information set forth in the Offer to Purchase under “The Offer, Section 7, Information Concerning the Company and Purposes of the Offer” is incorporated herein by reference.

Item 4.	TERMS OF THE TRANSACTION

(a)	Information about the terms of the transaction under “Summary Term Sheet” and “The Offer, Sections 1 through 13” of the Offer to Purchase is incorporated herein by reference.

(b)
The information set forth in the Offer to Purchase under “The Offer, Section 7, Information Concerning the Company and Purposes of the Offer—Beneficial Ownership of Common Units by Directors and Executive Officers” is incorporated herein by reference.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e)	The information set forth in the Offer to Purchase under “The Offer, Section 10, Transactions and Agreements Concerning Units” is incorporated herein by reference.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)
The information set forth in the Offer to Purchase under “The Offer, Section 7, Information Concerning the Company and Purposes of the Offer—Purposes of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b)
The information set forth in the Offer to Purchase under “The Offer, Section 7, Information Concerning the Company and Purposes of the Offer—Purposes of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c)
The information set forth in the Offer to Purchase under “The Offer, Section 7, Information Concerning the Company and Purposes of the Offer—Purposes of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)	The information set forth in the Offer to Purchase under “The Offer, Section 9, Source and Amount of Funds” is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase under “The Offer, Section 9, Source and Amount of Funds” is incorporated herein by reference.

(d)	The information set forth in the Offer to Purchase under “The Offer, Section 9, Source and Amount of Funds” is incorporated herein by reference.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)
The information set forth in the Offer to Purchase under “The Offer, Section 7, Information Concerning the Company and Purposes of the Offer—Beneficial Ownership of Common Units by Directors and Executive Officers” is incorporated herein by reference.

(b)
The information set forth in the Offer to Purchase under “The Offer, Section 7, Information Concerning the Company and Purposes of the Offer—Securities Transactions” is incorporated herein by reference.

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)
The Company has retained MacKenzie Partners, Inc. (“MacKenzie”) as the Information Agent in connection with the Offer and will pay MacKenzie a fee for its services.  In addition, MacKenzie is entitled to reimbursement of its reasonable out-of-pocket expenses.  MacKenzie may contact unitholders by mail, telephone, facsimile, telex, telegraph or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee unitholders to forward material relating to the Offer to beneficial owners.

The Company has retained American Stock Transfer & Trust Company, LLC (“American Stock”) to act as the Depositary in connection with the Offer and will pay American Stock a fee for its services, plus other costs and reimbursement for out-of-pocket expenses.

Each of MacKenzie and American Stock will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Neither the Company nor any of its directors, officers or employees, nor the Information Agent or Depositary, makes any recommendation to unitholders as to whether to tender or refrain from tendering their units.

Item 10.	FINANCIAL STATEMENTS

Not applicable.

Item 11.	ADDITIONAL INFORMATION

(a)          (1)     The information set forth in the Offer to Purchase under “The Offer, Section 10, Transactions and Agreements Concerning Units” of the Offer to Purchase is incorporated herein by reference.

                      (2)     There are no applicable regulatory requirements or approvals needed for the Offer.

                      (3)     Not applicable.

                      (4)     Not applicable.

                      (5)     None.

(c)
The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference.

Item 12.	EXHIBITS

The following are attached as exhibits to this Schedule TO:

(a)          (1)     (A)        Offer to Purchase for Cash, dated March 25, 2014.

(B)	Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

(C)	Notice of Guaranteed Delivery.

(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(5)	Press Release dated March 24, 2014 (Incorporated by reference to the Schedule TO-C filed by the Company on March 24, 2014).

(b)	(1)
Credit Agreement, dated as of October 23, 2013, by and among SPH Group Holdings LLC, Steel Partners Holdings L.P., the lenders thereunder and PNC Bank, National Association, in its capacity as administrative agent for the lenders thereunder (Incorporated by reference to Exhibit 99.1 to Company’s Report on Form 8-K dated October 23, 2013 filed with the Securities and Exchange Commission on October 28, 2013).

(2)
Pledge Agreement, dated as of October 23, 2013, by and among SPH Group Holdings LLC, Steel Partners Holdings L.P., and PNC Bank, National Association, as agent for the benefit of the lenders (Incorporated by reference to Exhibit 99.2 to Company’s Report on Form 8-K dated October 23, 2013 filed with the Securities and Exchange Commission on October 28, 2013).

(d)	(1)	Fifth Amended and Restated Management Agreement by and among Steel Partners Holdings L.P., SPH Group LLC and SP General Services LLC, dated as of May 11, 2012 (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K dated October 10, 2013 filed with the Securities and Exchange Commission on October 15, 2013).

(2)
Second Amended and Restated Deferred Fee Agreement, dated as of October 31, 2002, as amended and restated as of January 1, 2005, and as further amended and restated as of July 15, 2009, by and between Steel Partners Holdings L.P. and WGL Capital Corp (incorporated by reference to Exhibit 10.5 to the Company’s Amendment No. 1 to Registration Statement on Form 10 filed January 20, 2012).

(3)
Investor Services Agreement by and among Steel Partners Holdings L.P., Steel Partners LLC and WGL Capital Corp., dated July 15, 2009 (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form 10 filed December 15, 2011).

(4)
Assignment and Assumption Agreement by and among Steel Partners II (Offshore) Ltd., WGL Capital Corp. and Steel Partners Holdings L.P., dated July 15, 2009 (incorporated by reference to Exhibit 10.4 to the Company’s Amendment No. 1 to Registration Statement on Form 10 filed January 20, 2012).

(5)
Amended and Restated Services Agreement by and between Steel Partners Holdings L.P. and SP Corporate Services, LLC, effective as of dated July 15, 2009 (incorporated by reference to Exhibit 10.8 to the Company’s Amendment No. 1 to Registration Statement on Form 10 filed January 20, 2012).

(6)
Management Services Agreement by and between SP Corporate Services LLC and Handy & Harman Ltd. and Handy & Harman Group Ltd., dated as of January 1, 2012 (incorporated by reference to Exhibit 10.10 to the Company’s Amendment No. 1 to Registration Statement on Form 10 filed January 20, 2012).

(7)
First Amendment to the Management Services Agreement by and between SP Corporate Services LLC and Handy & Harman Ltd. and Handy & Harman Group Ltd., dated as of March 27, 2013 (Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K dated April 2, 2013 filed with the Securities and Exchange Commission on April 2, 2013).

(8)
Amended and Restated Management Services Agreement between SP Corporate Services LLC and Steel Excel Inc dated August 1, 2012 (Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K dated January 9, 2014 filed with the Securities and Exchange Commission on January 14, 2014).

(9)
Amendment No. 1 to Amended and Restated Management Services Agreement between SP Corporate Services LLC and Steel Excel Inc. dated April 5, 2013 (Incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K dated January 9, 2014 filed with the Securities and Exchange Commission on January 14, 2014).

(10)
Amendment No. 2 to Amended and Restated Management Services Agreement between SP Corporate Services LLC and Steel Excel Inc., effective January 1, 2014 (Incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 8-K dated January 9, 2014 filed with the Securities and Exchange Commission on January 14, 2014).

(g)         None.

(h)         Not applicable.

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEEL PARTNERS HOLDINGS L.P.
By: Steel Partners Holdings GP Inc. its General Partner

By:	/s/ James F. McCabe, Jr.
Name:	James F. McCabe, Jr.
Title:	Chief Financial Officer

Date: March 25, 2014

Exhibit Index

Exhibit                           Description

(a)          (1)     (A)        Offer to Purchase for Cash, dated March 25, 2014.

(B)	Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

(C)	Notice of Guaranteed Delivery.

(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(5)	Press Release dated March 24, 2014 (Incorporated by reference to the Schedule TO-C filed by the Company on March 24, 2014).

(b)	(1)
Credit Agreement, dated as of October 23, 2013, by and among SPH Group Holdings LLC, Steel Partners Holdings L.P., the lenders thereunder and PNC Bank, National Association, in its capacity as administrative agent for the lenders thereunder (Incorporated by reference to Exhibit 99.1 to Company’s Report on Form 8-K dated October 23, 2013 filed with the Securities and Exchange Commission on October 28, 2013).

(2)
Pledge Agreement, dated as of October 23, 2013, by and among SPH Group Holdings LLC, Steel Partners Holdings L.P., and PNC Bank, National Association, as agent for the benefit of the lenders (Incorporated by reference to Exhibit 99.2 to Company’s Report on Form 8-K dated October 23, 2013 filed with the Securities and Exchange Commission on October 28, 2013).

(d)	(1)	Fifth Amended and Restated Management Agreement by and among Steel Partners Holdings L.P., SPH Group LLC and SP General Services LLC, dated as of May 11, 2012 (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K dated October 10, 2013 filed with the Securities and Exchange Commission on October 15, 2013).

(2)
Second Amended and Restated Deferred Fee Agreement, dated as of October 31, 2002, as amended and restated as of January 1, 2005, and as further amended and restated as of July 15, 2009, by and between Steel Partners Holdings L.P. and WGL Capital Corp (incorporated by reference to Exhibit 10.5 to the Company’s Amendment No. 1 to Registration Statement on Form 10 filed January 20, 2012).

(3)
Investor Services Agreement by and among Steel Partners Holdings L.P., Steel Partners LLC and WGL Capital Corp., dated July 15, 2009 (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form 10 filed December 15, 2011).

(4)
Assignment and Assumption Agreement by and among Steel Partners II (Offshore) Ltd., WGL Capital Corp. and Steel Partners Holdings L.P., dated July 15, 2009 (incorporated by reference to Exhibit 10.4 to the Company’s Amendment No. 1 to Registration Statement on Form 10 filed January 20, 2012).

(5)
Amended and Restated Services Agreement by and between Steel Partners Holdings L.P. and SP Corporate Services, LLC, effective as of dated July 15, 2009 (incorporated by reference to Exhibit 10.8 to the Company’s Amendment No. 1 to Registration Statement on Form 10 filed January 20, 2012).

(6)
Management Services Agreement by and between SP Corporate Services LLC and Handy & Harman Ltd. and Handy & Harman Group Ltd., dated as of January 1, 2012 (incorporated by reference to Exhibit 10.10 to the Company’s Amendment No. 1 to Registration Statement on Form 10 filed January 20, 2012).

(7)
First Amendment to the Management Services Agreement by and between SP Corporate Services LLC and Handy & Harman Ltd. and Handy & Harman Group Ltd., dated as of March 27, 2013 (Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K dated April 2, 2013 filed with the Securities and Exchange Commission on April 2, 2013).

(8)
Amended and Restated Management Services Agreement between SP Corporate Services LLC and Steel Excel Inc dated August 1, 2012 (Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K dated January 9, 2014 filed with the Securities and Exchange Commission on January 14, 2014).

(9)
Amendment No. 1 to Amended and Restated Management Services Agreement between SP Corporate Services LLC and Steel Excel Inc. dated April 5, 2013 (Incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K dated January 9, 2014 filed with the Securities and Exchange Commission on January 14, 2014).

(10)
Amendment No. 2 to Amended and Restated Management Services Agreement between SP Corporate Services LLC and Steel Excel Inc., effective January 1, 2014 (Incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 8-K dated January 9, 2014 filed with the Securities and Exchange Commission on January 14, 2014).

(g)         None.

(h)         Not applicable.